UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 07, 2011

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Reports Fourth Quarter and Full Year 2010 Results
Total revenues and other operating income of €365.4 million for the full year 2010 compared to €358.0 million in 2009.
Due to write-downs of Quinvaxem® inventory and higher operating expenses, operating loss for the year was €34.3 million compared to €39.0 million operating profit in 2009. The year ended with a net loss of €27.6 million compared to €23.9 million net profit in the previous year and undiluted EPS of minus €0.34 compared to €0.34 in 2009.

Leiden, the Netherlands (February 7, 2011) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced its financial results for the fourth quarter and the full year of 2010, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Business Highlights:

•	On October 28, 2010 and November 9, 2010 Crucell announced that it put a temporary hold on all shipments of Quinvaxem® and Hepavax-Gene® and suspended production at its Shingal facility in Korea as the facility’s sterile operation had been compromised due to a microbiological contamination. In December 2010, Crucell resumed shipments of the non-contaminated stock of Quinvaxem®.

In December 2010, the Korea Food & Drug Administration (KFDA) audited the Shingal facility and informed Crucell in January 2011 that it supported the restart of manufacturing. Crucell has started commercial manufacturing of Quinvaxem® at full capacity and will release Quinvaxem® to the market through the normal release procedures. In the third quarter financial results, Crucell took a €22.8 million inventory provision on Quinvaxem® stock related to the Korea manufacturing issues.

In December 2010, Crucell was able to release a batch of Quinvaxem® that had previously been provisioned, resulting in a decrease in operating loss of €1.9 million in the fourth quarter. The release of two further Quinvaxem® batches currently also fully provisioned for, is dependent on the results of further assessments by the company and consultation with regulatory authorities. Release of these two batches would decrease the operating loss for the year 2010 by another €4.2 million.

•	On December 8, 2010 Johnson & Johnson and Crucell announced that Johnson & Johnson is making a recommended cash offer for all of the issued and outstanding ordinary shares in the capital of Crucell N.V. at an offer price of €24.75 per share. The Offer represents a premium of 58% over the €15.70 closing price of the Ordinary Shares as of 16 September 2010, the day before Johnson & Johnson and Crucell announced they were in negotiations for the Offer, and a premium of 63% over the 30-day trading average of the Ordinary Shares of €15.20 as of 16 September 2010.
•	On December 10, 2010 Crucell held an informational Extraordinary General Meeting of Shareholders to discuss Johnson & Johnson’s offer.
•	In November 2010 Crucell announced the start of a discovery program leading to the development and commercialization of a Human Papilloma Virus (HPV) vaccine. This discovery program is part of the existing strategic collaboration with Johnson & Johnson, through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., signed in September 2009, to develop innovative products, including antibodies for influenza prevention and treatment.

Financial Highlights 2010:
•	The Company announced combined total revenues and other operating income of €365.4 million, compared to €358.0 million in 2009, in-line with prior guidance given to the market.
•	Product sales were €290.6 million, representing sales of paediatric vaccines (61%), travel and endemic vaccines (25%), respiratory vaccines (7%), and other products (7%). Higher sales of travel and endemic vaccines were more than off-set by lower sales of respiratory vaccines due to the limited availability of flu antigen, weaker overall demand and the temporary suspension of Quinvaxem® shipments.

•	Gross margins were 30%, compared to 42% in 2009. Gross margins were significantly impacted by the provision for Quinvaxem® inventory, pricing of Quinvaxem® sales, variation in product mix and negative operating variances.

•	Research and development (R&D) expenses increased to €100.0 million, compared to €70.2 million in 2009. R&D spending accelerated significantly in line with guidance, mainly as a result of an increase in clinical development expenses.

•	Operating loss was €34.3 million for 2010, compared to €39.0 million operating profit in 2009, due to write-downs of Quinvaxem® inventory and higher operating expenses.
•	Net loss was €27.6 million for 2010, compared to a net profit of €23.9 million in 2009. This translates to a net loss per share of €0.34, compared to a net profit per share of €0.34 in 2009.
•	Cash used in operating activities was €36.4 million compared to cash from operating activities of €76.9 million in 2009. This is due to lower net results, movements in working capital and receipt of significant upfront payments in 2009 related to the collaboration agreement with Johnson & Johnson.

•	Cash used in investing activities was €15.7 million in 2010, which is mainly due to the purchase of property, plant & equipment and investments in intangible assets, partially offset by proceeds from financial assets. The latter are cash proceeds from deposits with maturities over 3 months at the beginning of the period.

•	Net cash used in financing activities in 2010 amounted to €50.7 million due to the repayment of financial liabilities to reduce interest expenses.
•	Cash and cash equivalents decreased by €95.8 million in 2010 to €232.0 million.

Key Figures: (€ million, except net result per share)

Fourth Quarter				Full Year

2010	2009	Change		2010	2009	Change
unaudited	unaudited			unaudited	unaudited

81.6	111.3	(27)%	Total revenues and other operating income	365.4	358.0	2%
(12.0)	18.0		Operating profit/(loss)	(34.3)	39.0
(7.5)	15.6		Net profit/(loss)	(27.6)	23.9
(0.09)	0.19		Net result per share (basic)	(0.34)	0.34

Crucell's Chief Executive Officer Ronald Brus said:

“The key event of the year was the agreement we reached with Johnson & Johnson for a recommended cash offer of €24.75 per share to acquire Crucell. We strongly believe that this agreement is in the best interest of Crucell and all our stakeholders, including our shareholders, partners, employees, patients and customers. I am looking forward to Crucell becoming a Johnson & Johnson company as the combination of these two companies will enable us to further accelerate growth. The shared expertise and talent will help to make a difference in the lives of people worldwide.

In the last quarter of 2010 our top priority was resolving the contamination issue in our Shingal facility. We started shipping the non-contaminated stock of Quinvaxem® in December, and have also restarted full production at our facility. The KFDA has informed us that they support the restart of production and we soon expect to be able to release our vaccines to the market, to continue to protect young children from life threatening diseases in the world’s developing countries.”

Product Sales Update:
Product sales in the full year of 2010 decreased slightly compared to last year to €290.6 million and represent sales of paediatric vaccines (61%), travel and endemic vaccines (25%), respiratory vaccines (7%), and other products (7%).

Paediatric vaccines
Crucell is experiencing continued strong demand for Quinvaxem® from supranational organizations worldwide. With the exception of the first months of 2011, due to limited product availability, Crucell expects strong Quinvaxem® sales in 2011.

Travel and endemic vaccines
Sales of Dukoral® rose sharply in the fourth quarter as a result of a successful TV campaign in Sweden, which is the main market for Dukoral® today. The company is currently establishing its own sales organization in Canada, which is considered the biggest growth market for Dukoral®.

In December 2010, a voluntary withdrawal procedure was initiated for a limited number of batches of our oral typhoid vaccine Vivotif®, since projections showed that these product batches may not have as long a shelf life as indicated. All individuals who have recently received Vivotif® are effectively protected against typhoid. Crucell will provide Vivotif® replacement material for the concerned batches. The financial impact is limited to approximately €1 million.

Respiratory vaccines
As expected, sales of Crucell’s influenza vaccine Inflexal® V in 2010 were significantly lower than in 2009 due to weaker overall demand and limited availability of flu antigen.

Research & Development Highlights:
•	Human Monoclonal Antibodies against a broad range of Influenza strains (pre-clinical): In September 2009 Johnson & Johnson (JNJ), through its subsidiary Ortho-McNeil-Janssen Pharmaceuticals, Inc., and Crucell entered into a strategic collaboration for the development and commercialization of a universal monoclonal antibody product (flu-mAb) for the treatment and prevention of influenza. An important activity in the development of this flu-mAb has been the first production of this antibody product in a mobile and fully disposable FlexFactory®.

In addition the strategic collaboration involves four innovative discovery programs focusing on the development and commercialization of a universal influenza vaccine as well as vaccines directed against three other infectious and non-infectious disease targets – including RSV and HPV (see below). Activities for the universal influenza vaccine, which started in January, are ongoing. The universal influenza vaccine will be designed based on specific epitopes of our broadly cross-neutralizing influenza antibodies. Selection of the last innovation target is ongoing.

•	Therapeutic Human Papillomavirus (HPV) Vaccine (pre-clinical): In November 2010, Crucell announced the start of a discovery program leading to the development and commercialization of an HPV vaccine. Genital infection with HPV is very common in both men and women and usually spontaneously cleared within one year after infection. In about 1% of individuals, however, HPV persists, ultimately resulting in genital neoplastic lesions. This discovery program is part of the strategic collaboration with JNJ (see above).

•	Universal Respiratory Syncytial Virus (RSV) Vaccine (pre-clinical): In June 2010, Crucell announced the start of a discovery program leading to the development and commercialization of a universal RSV vaccine. This discovery program is part of the strategic collaboration with Johnson & Johnson (see above). The RSV vaccine will be designed to prevent severe infections with the most common RSV strains in infants and the elderly.

As an encouragement towards the RSV research community, Crucell has provided financial support to the VII Respiratory Syncytial Virus Symposium and established the Innovation Award for RSV Research, underscoring Crucell's long-standing commitment to health improvement in infectious diseases worldwide.

•	Influenza - Seasonal Influenza Vaccine: Crucell has commenced with the development of a cell-based influenza vaccine. The introduction of cell-based Inflexal® V will be the next important step for Crucell’s respiratory franchise. Combining Crucell’s high density PER.C6® production system with the company’s proprietary virosomal technology creates a cutting-edge method to produce Inflexal® antigens both at large scale, at competitive cost levels and earlier in the season. Crucell expects to apply for licensure in 2014.

•	Rabies Human Monoclonal Antibody Combination/CL184 (Phase II): Crucell’s monoclonal antibody combination against rabies is being developed in collaboration with sanofi pasteur using Crucell’s PER.C6® manufacturing technology. The planned Phase II trial in India is expected to start in the first half of 2011, after continued delays in the clinical trial approval process with the Indian Health Authorities. This study is designed to collect safety and neutralizing activity data of the CL184 antibody in combination with the vaccine in a simulated rabies post-exposure prophylaxis setting.

•	Malaria Vaccine (Phase I): Crucell and its collaborator, the US National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), conducted a Phase I trial in the USA for a recombinant malaria vaccine, Ad35-CS, based on the company’s AdVac® technology and PER.C6® manufacturing platform. In December 2009 boost vaccinations for the final group of volunteers were completed. Analysis of unblinded safety data revealed an acceptable safety profile. Available immunogenicity data indicate that the Ad35-CS vector induces humoral and cellular responses.

In May 2010 Crucell announced the start of a new Phase I clinical study in Burkina Faso. Crucell is developing its malaria vaccine vector in collaboration with NIAID/NIH, the Centre National de Recherche et de Formation sur le Paludisme (CNRFP) in Burkina Faso, and the Noguchi Memorial Institute for Medical Research at the University of Ghana. Enrolment has been completed. Boost vaccinations are ongoing.

The study is a randomized, controlled, double-blinded, dosage-escalation clinical trial evaluating the immunogenicity and safety of the recombinant malaria vaccine vector Ad35-CS in malaria semi-immune healthy adult volunteers living in Burkina Faso. This is the first study evaluating the safety and immunogenicity of this AdVac®-based malaria vaccine vector candidate in a population residing in a malaria endemic area.

•	Tuberculosis Vaccine (Phase II): To date, data from AERAS-402/Crucell Ad35 clinical trials support the immunogenicity and acceptable safety profile of the candidate TB vaccine.
A Phase II clinical trial in infants of AERAS-402/Crucell Ad35 started in Kenya in October 2010. The main objective of the trial is to test the safety and efficacy of the TB vaccine candidate in infants previously vaccinated with the Bacille Calmette-Guérin (BCG) vaccine, which is currently the only vaccine licensed to help prevent TB. The first part of this clinical trial will establish the optimal dosing regimen. The selected regimen will then be tested in the second part of the trial, planned to begin in 2011 in Kenya, Mozambique, South Africa and other African countries.

Korean Production Facility:
In October 2008 Crucell announced that an agreement was reached to relocate Crucell’s Korean production facility from the Shingal site in Yongin City, Korea to the Incheon Free Economic Zone, Korea. Construction activities at the new site started in December 2008 and technical completion was reached within 13 months. The product test runs (‘consistency runs’) have been completed successfully and the commissioning of the new Incheon facility is on track for approval in the second half of 2011. The new facility will enable the further growth and highly efficient production of Quinvaxem® and Hepavax-Gene®, with a capacity of over 100 million doses annually.

Manufacturing & Licensing Agreements:
•	Crucell announced that UK-based Eden Biodesign Limited, signed a non-exclusive Vendor Network Agreement, whereby Eden has become a pre-approved authorized provider of services for contract manufacturing on Crucell's proprietary PER.C6® cell-line technology. Under the terms of the agreement Eden will be able to offer Contract Manufacturing Services to Crucell's PER.C6® licensees in the field of vaccines and gene therapy. Financial details of the agreement were not disclosed. [Oct 2010]

Patents:
In Q4 2010 Crucell was granted a total of 64 patents, including patents for:
•	Aspects of PER.C6® cell lines and recombinant adenovirus technology, in Canada
•	Aspects of PER.C6® protein expression technology, in the U.S.
•	Aspects of AdVac® technology, in Europe Canada and Mexico
•	Aspects of influenza virus production using PER.C6® technology, in the U.S.
•	Aspects of improved adenoviral AdVac® vectors, in the U.S.
•	Elements of STAR® technology, in the U.S., Eurasia, Japan and Europe
•	Aspects of recombinant measles virus vector technology, in the U.S.
•	Cell lines for improved adenovirus production, in the U.S.
Financial Review Fourth Quarter 2010
Total Revenues and Other Operating Income
The Company announced combined total revenues and other operating income of €81.6 million, compared to €111.3 million in the fourth quarter of 2009. The decrease was mainly driven by the suspension of Quinvaxem® shipments.

Product sales in the fourth quarter of 2010 decreased 32% over the same quarter in 2009 to €62.4 million and represent sales of paediatric vaccines (36%), travel and endemic vaccines (34%), respiratory vaccines (18%), and other products (12%).

License revenues were €9.7 million in the fourth quarter, compared to €11.3 million in the fourth quarter of 2009. The decrease was mainly due to lower milestone payments in the fourth quarter of 2010.

Service fees for the quarter were €0.4 million, compared to €2.9 million in the same quarter of 2009. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other operating income was €9.2 million for the quarter, compared to €6.0 million in the fourth quarter of 2009, reflecting a higher lever of R&D reimbursements.

Cost of Goods Sold
Cost of goods sold for the fourth quarter of 2010 amounted to €43.5 million compared to €56.2 million in the same quarter of the prior year. €42.3 million represents product costs; and €1.3 million the cost of service and license activities.

Gross margins were 40% compared to 47% in the fourth quarter of 2009. This decrease is due to negative operating variances, product mix and the one-off impact from the voluntary withdrawal of Vivotif®, partially off-set by the reverse of some of the Quinvaxem® stock provision in the fourth quarter of 2010.

Expenses
Total expenses consist of research and development (R&D) expenses, marketing and sales (M&S) and general and administrative (G&A) expenses. Total expenses for the fourth quarter were €50.1 million, representing a €13.0 million increase over the same period in 2009.

R&D expenses for the fourth quarter amounted to €29.8 million, representing an increase of €7.4 million versus the fourth quarter of 2009 as R&D program spending accelerated in line with guidance.

SG&A expenses for the quarter were €17.6 million compared to €13.8 million in the fourth quarter of 2009. This increase was mainly due to higher M&S and IT expenses.

During the fourth quarter we also incurred €2.7 million transaction costs related to the offer of Johnson & Johnson.

Operating loss of €12.0 million for the fourth quarter, compared to an operating profit of €18.0 million in the same period of 2009.

Taxation
In December 2010, Crucell was granted a tax holiday in Switzerland for the period 2011 to 2020. This tax holiday will reduce the effective tax rate and resulted in a Q4 one-time benefit of EUR 3.3 million.

Net Result
Net loss of €7.5 million was reported for the fourth quarter of 2010, compared to a net profit of €15.6 million in the fourth quarter of 2009. Net loss per share is €0.09, compared to a net profit per share of €0.19 in the same period of 2009.

Balance Sheet
Tangible fixed assets amounted to €256.7 million on December 31, 2010. Intangible assets amounted to €85.0 million, including acquired in-process research and development, developed technology, patents and trademarks, the value of customer and supplier relationships, and capitalized IT investments.

Investments in associates and joint ventures amounted to €14.3 million and mainly represent investments in AdImmune and the PERCIVIA PER.C6® Development Center. Crucell's investment in Galapagos NV is classified under available-for-sale investments.

Total equity on December 31, 2010 amounted to €786.4 million. A total of 81.7 million ordinary shares were issued and outstanding on December 31, 2010.

Cash Flow and Cash Position
Cash and cash equivalents decreased by €60.1 million during the fourth quarter to €232.0 million.

Cash used in operating activities of €30.9 million compared to cash from operating activities of €31.7 million in the same period of 2009, mainly due to net results and the movement of inventory balances due to antigen purchases in the fourth quarter of 2010.

Cash used in investing activities amounted to €13.8 million in the fourth quarter, which is mainly due to the purchase of property, plant & equipment and investments in intangible assets, offset by proceeds from financial assets.

Net cash used in financing activities in the quarter amounted to €15.8 million due to the repayment of financial liabilities.

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2010 alone, Crucell distributed more than 105 million vaccine doses in more than 100 countries around the world. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 180 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. Crucell has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. Crucell licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Pfizer/Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. Crucell employs over 1300 people. For more information, please visit www.crucell.com.

Annual Report
Crucell N.V. is currently finalizing the financial statements for the year ended December 31, 2010. We expect to be able to file our 2010 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission as well as publish our Statutory Annual Accounts for the year 2010 before the end of April 2011. The consolidated balance sheet of Crucell N.V. as of December 31, 2010, the related consolidated statements of operations and consolidated statements of cash flows for the year ended December 31, 2010, and all quarterly information as presented in this press release are unaudited.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’ and in our second quarter 2010 financial results, as filed with the Securities and Exchange Commission on August 17, 2010 in the section entitled ‘Risk Paragraph’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

Information on Offer EGM
On 8 February 2011, at 14:00 hours CET an extraordinary general meeting of shareholders (the Offer EGM) will be held by Crucell at the Okura Hotel, Ferdinand Bolstraat 333, 1072 LH Amsterdam, the Netherlands. At the Offer EGM, the Offer, among other matters, will be discussed in accordance with the Decree. In connection with the Offer, the shareholders are being asked to adopt a resolution to amend (i) the Articles of Association to implement certain changes to the corporate governance structure of Crucell (the Governance Resolutions) and (ii) the composition of the Crucell Supervisory Board. A position statement providing further information to the shareholders as required pursuant to article 18 of the Decree published by the Crucell Boards dated 8 December 2010 (the Position Statement), the Crucell Shareholders’ Circular (of which the Position Statement forms a part) (the Shareholders’ Circular), the solicitation/ recommendation statement on Schedule 14D-9 (the Schedule 14D-9) filed by Crucell with the U.S. Securities and Exchange Commission (SEC) on 8 December 2010, the agenda of the Offer EGM, the explanatory notes and other relevant information is available on Crucell’s website at www.crucell.com.

For further information please contact: Oya Yavuz Vice President Corporate Communications & Investor Relations Tel. +31 (0)71 519 7064 ir@crucell.com

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

in EUR '000 (except per share data)

	12 months ended December 31,		Fourth quarter

	2010 unaudited	2009 audited	2010 unaudited	2009 unaudited

Product sales	290,597	304,439	62,434	91,178
License revenues	32,708	23,049	9,660	11,307
Service fees	6,456	10,675	361	2,883

Total revenue	329,761	338,163	72,455	105,368

Cost of product sales	-226,473	-185,599	-42,265	-54,086
Cost of service and license fees	-3,398	-9,014	-1,262	-2,095

Total cost of goods sold	-229,871	-194,613	-43,527	-56,181

Gross margin	99,890	143,550	28,928	49,187

Government grants	16,980	6,870	4,327	3,039
Other income	18,636	12,969	4,846	2,913

Total other operating income	35,616	19,839	9,173	5,952

Research and development	-100,004	-70,176	-29,840	-22,411
Selling, general and administrative	-66,767	-61,400	-17,639	-13,822
Transaction cost (Johnson & Johnson)	-3,053		-2,653
(Reversal of) impairment		7,199		-878

Total other operating expenses	-169,824	-124,377	-50,132	-37,111

Operating profit/(loss)	-34,318	39,012	-12,031	18,028

Financial income & expenses	2,433	-3,193	-89	501
Results investments in non-consolidated companies	794	2,147	-213	1,836

Profit/(loss) before tax	-31,091	37,966	-12,333	20,365

Income tax	3,514	-14,028	4,855	-4,807

Profit/(loss) for the period	-27,577	23,938	-7,478	15,558

Net profit/(loss) per share - basic	-0.34	0.34	-0.09	0.19
Weighted average shares outstanding - basic ( in '000)	81,664	70,266	81,742	81,322

Net profit per share - diluted	-0.34	0.33	-0.09	0.19
Weighted average shares outstanding - diluted (in '000)	81,664	71,686	81,742	83,742

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in EUR '000

	12 months ended		3 months ended
	December 31,		December 31,

	2010 unaudited	2009 audited	2010 unaudited	2009 unaudited

Profit/(loss) for the period	-27,577	23,938	-7,478	15,558

Foreign currency translation	58,868	13,424	15,355	9,134
Unrealized result on available for sale securities	4,563	5,219	-12	187
Actuarial gains / losses on pensions	2,275	-6,589	3,526	-6,589
Result unrealized cash flow hedges	608	742	-656	-171

Other comprehensive income for the period	66,314	12,796	18,213	2,561

Total comprehensive income for the period	38,737	36,734	10,735	18,119

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

in EUR '000

	December 31,	September 30,	December 31,

	2010 unaudited	2010 unaudited	2009 audited

ASSETS
Non-current assets
Property, plant and equipment	256,693	239,297	192,615
Intangible assets	84,967	82,604	75,398
Goodwill	54,674	51,966	46,824
Investments in associates and joint ventures	14,348	13,481	11,433
Net pension asset	9,551	3,255	2,923
Available-for-sale investments	15,044	15,087	10,441
Other financial assets	17,280	16,414	16,426

	452,557	422,104	356,060

Current assets
Cash and cash equivalents	232,009	292,123	327,837
Financial assets, short-term	52,025	56,611	100,286
Trade accounts receivables	75,256	66,354	87,031
Inventories	127,848	108,137	118,420
Other current assets	27,405	24,812	21,497

	514,543	548,037	655,071

TOTAL ASSETS	967,100	970,141	1,011,131

LIABILITIES AND EQUITY
Total equity attributable to equity holders of the parent	786,388	773,915	738,265

Non-current liabilities
Long-term financial liabilities	25	15,459	33,533
Long-term provisions	6,596	6,770	6,853
Deferred tax liabilities	13,553	16,669	18,830
Other non-current liabilities and deferred income	38,202	43,158	55,484

	58,376	82,056	114,700

Current liabilities
Accounts payable	69,386	63,000	79,099
Short-term financial liabilities	118	515	18,767
Other current liabilities and deferred income	45,612	48,884	47,512
Tax payable	5,208	862	12,049
Short-term provisions	2,012	909	739

	122,336	114,170	158,166

Total liabilities	180,712	196,226	272,866

TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	967,100	970,141	1,011,131

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in EUR '000

	12 months ended		Fourth quarter
	December 31,

	2010	2009	2010	2009
	unaudited	audited	unaudited	unaudited

Cash flows from/(used in) operating activities
Profit/(loss) before tax for the period	-31,091	37,966	-12,333	20,365

Adjustments
Results of investments in associates and joint ventures	-794	-2,147	213	-1,836
Financial income and expenses	-1,539	-814	139	-678
Amortization	11,529	11,107	2,849	2,475
Depreciation	20,841	20,393	5,916	4,610
(Reversal of) Impairment		-7,199		878
Non-cash change in long-term deferred income and provisions	-21,220	-10,064	-5,373	-8,651
Stock based compensation	7,080	7,732	1,738	1,635
Other non-cash items	-202	85	1	-11

	-15,396	57,059	-6,850	18,787
Change in net working capital
Trade accounts receivable and other current assets	8,749	-44,527	-11,370	-11,721
Inventories	8,688	-21,475	-16,258	10,296
Trade accounts payable and other current liabilities	-20,405	38,253	4,923	12,071
Interest paid	-2,061	-2,934	-475	-346
Income taxes paid	-17,916	-3,677	-775	-1,116
Receipts from / (payments of) deferred income and provisions	1,940	54,167	-69	3,740

Net cash from/(used in) operating activities	-36,401	76,866	-30,874	31,711

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	-61,354	-51,035	-15,767	-17,187
Proceeds from sale of equipment	911	371		212
Investments in intangle assets (including goodwill)	-10,953	-5,925	-2,732	-2,562
Proceeds from/(investments in) financial assets	51,740	-100,052	3,582	-145
Interest received	3,984	2,254	1,075	820

Net cash from/(used in) investing activities	-15,672	-154,387	-13,842	-18,862

Cash flows from/(used in) financing activities
Proceeds from issue of share capital	2,306	241,265		1,934
Proceeds from financial liabilities	107	3,316	14	266
Repayment of financial liabilities	-53,123	-13,069	-15,847	-872

Net cash from (used in) financing activities	-50,710	231,512	-15,833	1,328

Effects of exchange rate on cash and cash equivalents	6,955	2,877	435	2,020

Net increase/(decrease) in cash and cash equivalents	-95,828	156,868	-60,114	16,197
Cash and cash equivalents at beginning of the period	327,837	170,969	292,123	311,640

Cash and cash equivalents at end of the period	232,009	327,837	232,009	327,837

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in EUR '000

	Issued capital	Share premium	Net unrealized gains reserve	Hedging reserve	Actuarial gains / losses	Translation reserve	Accumulate ddeficit	Total

At January 1, 2009	15,800	743,746	3,254	-685	1,214	-32,852	-277,943	452,534
Issue of shares	3,747	237,518						241,265
Costs share based payment transactions		7,732						7,732
Total comprehensive income for the period			5,219	742	-6,431	13,266	23,938	36,734

At December 31, 2009	19,547	988,996	8,473	57	-5,217	-19,586	-254,005	738,265

At January 1, 2010	19,547	988,996	8,473	57	-5,217	-19,586	-254,005	738,265
Issue of shares	71	2,235						2,306
Costs share based payment transactions		7,080						7,080
Total comprehensive income for the period			4,563	608	2,275	58,868	-27,577	38,737

At December 31, 2010	19,618	998,311	13,036	665	-2,942	39,282	-281,582	786,388

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
February 07, 2011 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations